                                                                       Exhibit 2

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2004 and 2003

THIS INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A) SHOULD BE READ IN CONJUNCTION WITH THE MD&A IN CINRAM'S ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2003. WHERE WE SAY "WE," "US," OR THE "COMPANY," WE MEAN CINRAM INTERNATIONAL INC. AND ITS SUBSIDIARIES.

WITH THE EXCEPTION OF RAW MATERIAL COST INCREASES, EXTERNAL ECONOMIC AND INDUSTRY FACTORS REMAIN SUBSTANTIALLY UNCHANGED. THE RAPID PACE AND THE EXTENT OF RAW MATERIAL COST INCREASES, WHICH HAVE BEEN LARGELY UNPREDICTABLE, IMPACTED OUR THIRD QUARTER RESULTS.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this management's discussion and analysis, and elsewhere in this quarterly report, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Some of these risks and uncertainties as well as other additional information are outlined in this management's discussion and analysis. For a complete list of risks and uncertainties, please consult the Company's annual information form filed with Canadian securities commissions, available on www.sedar.com.

Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this quarterly report with the understanding that the Company's actual future results may be materially different from what we expect. All forward-looking statements attributable to Cinram are expressly qualified by these cautionary statements.


OVERVIEW

Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world.

On October 24, 2003, we acquired Time Warner Inc.'s CD and DVD manufacturing, distribution, printing, and screen-printing entertainment merchandising businesses (the "Acquisition" or the "Acquired Businesses"). Along with the Acquisition, we also signed exclusive, long-term, multi-year manufacturing and distribution agreements with Warner Home Video and Warner Music Group in North America and Europe, and with New Line Home Entertainment in North America.

In March 2004, Cinram entered into an exclusive, multi-year DVD and VHS manufacturing and distribution agreement with Metro-Goldwyn-Mayer Studios Inc.
(MGM) in North America. We also concluded a manufacturing agreement with EMI in the United States. In November 2004, we announced exclusive, multi-year DVD and VHS video cassette manufacturing and distribution agreements with Twentieth Century Fox Home Entertainment in the United Kingdom, Ireland, France, Germany, Austria and the Benelux (Belgium, the Netherlands and Luxembourg), making Cinram Fox's exclusive supplier in almost all major western European markets.

With these agreements in place, Cinram now provides replication and distribution to more than one third of North America's largest movie studios and major record labels. The Company's strong roster of clients includes: Warner Home Video, Warner Music Group, New Line Home Entertainment,

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2004 and 2003


Twentieth Century Fox, MGM, Lions Gate/Artisan, Alliance Atlantis, Universal Music Group, BMG and EMI.

We have historically prepared our consolidated financial statements in Canadian dollars. In January 2004, we changed our reporting currency to the U.S. dollar to provide our investors with more relevant information. We use the current rate method to translate the consolidated Canadian dollar results into U.S. dollars for both the current and prior periods. Under the current rate method, the consolidated assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenue and expenses as well as cash flow items are translated at weighted average rates for the period. Any resulting exchange gain or loss is charged or credited to the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.


SEASONALITY

Cinram's annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. Our results for the first nine months of 2004 include results from the Acquisition for the full period.


REVENUE

Revenue for the third quarter of 2004 increased 236% to $494.8 million, from $147.2 million in 2003. On a year-to-date basis, revenue increased to $1,382.4 million from $415.3 million in 2003. While the Acquisition contributed to the increase in revenue for both these periods over last year, we have been balancing production requirements across our facilities since the close of the Acquisition, which makes it difficult to compare the periods on an organic basis. Total multimedia units shipped increased during the third quarter of 2004 and on a year-to-date basis due to a significant increase in DVD and CD unit shipments, but were partially offset by unit declines in VHS video cassettes. Total third quarter DVD units shipped increased from the second quarter due to the expected seasonality in our business.


INDUSTRY SEGMENTS

HOME VIDEO

In the third quarter of 2004, revenue from the Home Video replication/ duplication segment increased to $248.1 million from $99.2 million in the comparable 2003 period. Year-to-date, revenue from the Home Video replication/duplication segment grew to $714.6 million from $270.1 million in 2003. The growth in demand for DVDs during the third quarter and on a year-to-date basis was partially offset by a decline in VHS video cassette revenue and lower selling prices. This segment accounted for 50% of consolidated revenue in the third quarter and 52% year-to-date, down from 67% and 65%, respectively, last year.

DVD revenue increased 195% to $227.9 million from $77.2 million in the third quarter, and 246% in the first nine months of 2004 to $661.1 million from $190.9 million in 2003, reflecting increased revenue generated by the Acquired Businesses and new customers along with greater consumer demand for DVDs across all geographic regions. DVD revenue represented 46% of consolidated revenue in the third quarter of 2004, down from 52% last year. As a percentage of consolidated revenue, year-to-date DVD revenue was 48%, up from 46% in 2003.

VHS video cassette revenue fell 8% in the third quarter to $20.2 million from $22.0 million in 2003, and was down 32% year-to-date to $53.5 million from $79.2 million in 2003, reflecting a decrease in unit shipments and selling prices. VHS video cassette revenue represented 4% of consolidated revenue in the third quarter and year-to-date, down from 15% and 19%, respectively, last year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2004 and 2003

AUDIO/ROM
Revenue from the Audio/ROM segment (audio CDs, CD-ROMs and audio cassettes) increased 153% to $82.8 million in the third quarter of 2004 from $32.7 million in 2003. On a year-to-date basis, revenue from the Audio/ROM segment grew 159% to $229.2 million from $88.6 million in 2003. The growth in this segment stems from higher unit shipments due to the Acquired Businesses in North America and Europe, along with the new EMI contract in the United States. The Audio/ROM segment accounted for 17% of consolidated revenue in both the third quarter and first nine months of 2004, down from 22% and 21%, respectively, last year. The Audio/ROM segment has declined as a percentage of consolidated revenue because of the increasing importance of DVDs and distribution services in our product mix, and the addition of new businesses from the Acquisition.

Audio CD revenue increased 180% in the third quarter to $71.3 million from $25.5 million in 2003, and 180% year-to-date to $185.6 million from $66.4 million in 2003 because of higher unit shipments. Audio CD revenue represented 14% of consolidated revenue in the third quarter and 13% in the first nine months of 2004, down from 17% and 16%, respectively, last year.

CD-ROM revenue increased 96% in the third quarter to $9.2 million from $4.7 million in 2003, and 135% year-to-date to $35.3 million from $15.0 million in 2003, driven by an increase in unit shipments from the Acquired Businesses in North America and Europe as well as strong organic growth in France. CD-ROM revenue represented 2% of consolidated revenue in the third quarter and 3% in the first nine months of 2004, down from 3% and 4% in both comparable 2003 periods.

Third quarter audio cassette revenue decreased 8% to $2.3 million from $2.5 million in 2003, but increased 15% year-to-date to $8.3 million from $7.2 million in 2003 because of the contribution of the Acquired Businesses. Audio cassette revenue represented less than 1% of consolidated revenue in the third quarter and for the first nine months of 2004, down from 2% in both periods last year.

PRINTING

In the third quarter of 2004, revenue from the Printing segment generated by Ivy Hill Corporation was $54.0 million, or 11% of consolidated revenue. Year-to-date, printing revenue was $166.5 million or 12% of consolidated revenue. Since we acquired Ivy Hill on October 24, 2003, and we did not operate in this segment prior to the Acquisition, there is no comparative revenue figure for the prior year period.

OTHER

Distribution and fulfillment services revenue (included in Other segment) increased to $62.7 million in the third quarter from $13.8 million in 2003, and represented 13% of consolidated revenue up from 9% in the third quarter of 2003. Year-to-date distribution revenue was $133.0 million and accounted for 10% of consolidated revenue compared with $41.3 million or 10% of consolidated revenue in 2003. Distribution and fulfillment services continue to be a major factor in our ability to attract and retain customers. During the third quarter, we expanded our distribution and fulfillment service offerings by opening a customer-dedicated distribution center in Tennessee to accommodate Warner Home Video. We incurred costs for setting up this facility, including training, relocation of customers' components, equipment relocation, freight and expediting costs as well as travel expenses that had an unfavorable impact on gross profit margins in the third quarter. We also made enhancements to our existing distribution facility in Alabama to provide our customers with increased frequency of shipments, more customized orders sizes, and the ability to handle more stock keeping units, which also had a negative impact on our margins in the third quarter.

Merchandising revenue generated from Giant Merchandising (also included in Other segment) was $37.1 million or 7% of consolidated revenue in the quarter, and $115.0 million or 8% of year-to-date consolidated revenue. Since we acquired Giant Merchandising on October 24, 2003, and we did not

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2004 and 2003


operate in this business prior to the Acquisition, there is no comparative revenue figure for the prior year period.

Other non-core business revenue increased to $10.1 million in the third quarter of 2004, from $1.5 million in 2003. Other revenue represented 2% of consolidated revenue for the quarter, up from 1% in the third quarter of 2003. For the first nine months of 2004, other revenue was $24.0 million compared with $15.3 million in 2003, and represented 2% of consolidated revenue down from 4% last year.


GEOGRAPHIC SEGMENTS

NORTH AMERICA

North American revenue increased 217% in the third quarter to $391.0 million from $123.5 million in 2003, and 229% on a year-to-date basis to $1,102.6 million from $335.3 million in 2003. The significant increase in revenue was attributable to an increase in DVD shipments due to the Acquired Businesses and new customers, the addition of the printing and merchandising divisions as well as increased CD shipments to new customers. The growth in North American revenue was partially offset by lower VHS video cassette and audio cassette shipments as well as lower selling prices.

Third quarter DVD revenue was up 139% to $177.4 million from $74.3 million in 2003, and increased 181% year-to-date to $514.8 million from $183.0 million in 2003. The increase was principally fueled by greater demand for DVDs and the contribution of the Acquired Businesses. North American DVD revenue represented 36% of consolidated revenue in the third quarter and 37% year-to-date, down from 50% and 44%, respectively, last year.

VHS video cassette revenue was up 45% in the third quarter to $14.5 million from $10.0 million in 2003, and 1% year-to-date to $38.0 million from $37.6 million in 2003. Declining unit shipments and selling prices contributed to the overall decrease in VHS video cassettes revenue for these periods. North American VHS video cassette revenue represented 3% of consolidated revenue in the third quarter and 3% year-to-date, down from 7% and 9%, respectively, in the comparable 2003 periods.

Audio CD and CD-ROM revenue was up 146% to $56.3 million from $22.9 million in 2003, increasing 154% in the first nine months of 2004 to $148.3 million from $58.4 million in 2003 as a result of the increase in unit shipments from the Acquired Businesses. North American Audio CD and CD-ROM revenue represented 11% of consolidated revenue in the third quarter and 11% in the first nine months of 2004, down from 16% and 14%, respectively, last year.

Audio cassette revenue declined 16% in the third quarter to $2.1 million from $2.5 million in 2003, and during the first nine months of 2004 was $7.2 million, consistent with the prior year period.

Third quarter distribution revenue was up 272% to $43.5 million from $11.7 million in the prior year due to the significant increase in the number of units distributed from the Acquired Businesses. Distribution revenue also increased 198% in the first nine months of 2004 to $98.8 million from $33.2 million in 2003.

Printing revenue totaled $54.0 million and $166.5 million in the third quarter and year-to-date, respectively, representing 11% and 12% of consolidated revenue. Since we acquired Ivy Hill on October 24, 2003, and we did not operate in this segment previous to the Acquisition, there are no comparative revenue figures for prior year periods.

Giant Merchandising generated revenue of $37.1 million in the third quarter and $115.0 million in the first nine months of 2004, accounting for 7% and 8% of consolidated revenue respectively. Since we

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2004 and 2003


acquired Giant Merchandising on October 24, 2003, and we did not operate in this business previous to the Acquisition, there are no comparative revenue figures for prior year periods.

Other non-core business revenue was $6.1 million in the third quarter, down from $2.0 million in 2003. Year-to-date, other revenue decreased to $13.9 million from $15.9 million in 2003.

As a percentage of consolidated revenue, third quarter North American revenue was 79% compared with 84% last year. On a year-to-date basis, North American revenue represented 80% of consolidated revenue, down slightly from 81% in 2003.

EUROPE

In Europe, revenue increased 338% to $103.7 million in the third quarter from $23.7 million in 2003, and was up 250% year-to-date to $279.9 million from $80.0 million last year as a result of revenue generated by the European Acquired Businesses.

In the third quarter, European DVD revenue increased to $50.6 million up from $2.9 million in 2003, growing to $146.3 million in the first nine months of 2004 from $7.9 million in 2003. In line with North America, the increase was largely attributable to the contribution of the European Acquired Businesses coupled with increased consumer demand for DVDs. European DVD revenue represented 10% of consolidated revenue in the third quarter and 11% in the first nine months of 2004, up from 2% in both the third quarter and first nine months of 2003.

VHS video cassette revenue was down 47% in the third quarter to $5.6 million from $10.6 million in 2003, declining 58% year-to-date to $15.5 million from $36.5 million in 2003 because of lower unit shipments and selling prices. As a result, European VHS video cassette revenue represented 1% of consolidated revenue in the third quarter and first nine months of 2004, down from 7% and 9% in the comparable 2003 periods.

Audio CD and CD-ROM revenue increased 233% in the third quarter to $24.3 million from $7.3 million in 2003, and 216% year-to-date to $72.6 million from $23.0 million in 2003, as a result of higher unit shipments from the European Acquired Businesses, and stronger CD-ROM sales in France and the United Kingdom. European Audio CD and CD-ROM revenue represented 5% of consolidated revenue in the third quarter and in the first nine months of 2004, compared with 5% and 6% in the comparable 2003 periods.

Distribution revenue increased 814% in the third quarter to $19.2 million from $2.1 million in 2003, and 322% year-to-date to $34.2 million from $8.1 million in 2003, due to a significant increase in the number of units distributed from the European Acquired Businesses.

Other non-core business revenue was $3.9 million in the third quarter, up from $0.9 million in 2003. On a year-to-date basis, other revenue increased 127% to $10.2 million from $4.5 million in 2003.

European revenue represented 21% of third quarter consolidated revenue, up from 16% in 2003. Year-to-date, European revenue represented 20% of consolidated revenue, up from 19% in 2003.


GROSS PROFIT

Gross profit for the third quarter was $102.2 million and $279.7 million year-to-date, compared with $34.1 million and $82.5 million, respectively, last year. As a percentage of consolidated revenue, gross profit decreased to 21% in the third quarter from 23% in 2003. Year-to-date gross profit margins were 20%, consistent with the last year.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2004 and 2003


RAW MATERIAL COSTS

The decrease in gross profit margins during the third quarter was largely attributable to an increase in raw material costs, notably polycarbonate and polystyrene. Polycarbonate is the type of plastic that is used to manufacture discs (DVDs and CDs) and polystyrene is used to manufacture jewel boxes and trays for CDs. Although we have the ability to pass-through polycarbonate cost increases to our DVD customers, we are contractually restricted as to the timing of the pass-through to our customers. If we have several consecutive raw material cost increases like those we experienced over the course of the third quarter, we can only pass on these increases on a time delay basis. Our major CD contracts do not contain any raw material pass-through mechanisms that currently allow us to adjust pricing for polycarbonate cost increases, and there are limitations on price adjustments for polystyrene.

STARTUP COSTS

During the third quarter, we also incurred startup costs associated with new customers that had an unfavorable impact on our gross profit margins. These startup costs included:

      -   Training and overtime;

      -   Relocation of customers' finished goods and components;

      -   Equipment relocation;

      - Incremental overtime costs to pick and process orders manually until automation is up and running;

      -   Manual packaging at higher costs while operators are being trained;

      -   Freight and expediting costs; and

      -   Travel expenses.

OTHER FACTORS

Our third quarter profit margins were also impacted by enhancements to our distribution services related to existing customers.

Amortization expense from capital assets, included in cost of goods sold, increased to $37.4 million in the third quarter of 2004 from $13.6 million in 2003, and increased to $105.6 million on a year-to-date basis from $36.9 million in 2003, driven by increased amortization associated with the Acquired Businesses as well as with the increase in capital assets that were purchased and put into service during the first nine months of the year.


AMORTIZATION OF INTANGIBLE ASSETS AND DEFERRED FINANCING FEES

Amortization of intangible assets and deferred financing fees was $17.8 million in the third quarter and $55.1 million year-to-date compared with nil last year since these costs are related to the Acquisition which was completed on October 24, 2003.


SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses increased to $46.2 million in the third quarter from $13.5 million in 2003, and increased to $126.4 million in the first nine months of 2004 from $38.1 million in 2003 due to expenses incurred at the Acquired Businesses. As a percentage of consolidated revenue, selling, general and administrative expenses were 9% in the third quarter and in the first nine months of 2004, in line with last year.


INTEREST EXPENSE

Interest expense increased to $13.7 million in the third quarter from $0.6 million in 2003, and to $40.3 million for the first nine months of 2004 from $2.1 million in 2003, due to the interest charges associated with the debt incurred to finance the Acquisition. We paid interest at both fixed and floating

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2004 and 2003


rates during the third quarter. Earlier this year, we entered into interest protection arrangements for a three-year term on $250.0 million of our long-term debt. In July, we entered into an additional three-year interest rate cap arrangement for $210.0 million of our long-term debt.

In August, we amended our $1,175 million credit facilities, originally established in connection with the acquisition of the Time Warner businesses in 2003, to significantly reduce borrowing costs. The interest rate on the outstanding principal amount of $181 million on Cinram's $250 million term loan A facility was reduced to the London Interbank Offered Rate (LIBOR) plus 250 basis points, from LIBOR plus 300 basis points. We used $65 million in cash to repay part of the $635 million outstanding principal amount under our $675 million term loan B facility and part of the $98 million outstanding principal amount under our $100 million term loan C facility. The remaining principal amounts outstanding under term loan facilities B and C were paid out from a new $668 million term loan D facility that bears an interest rate of LIBOR plus 300 basis points. Prior to the amendments, the term loan B facility had an interest rate of LIBOR plus 375 basis points and the term loan C facility an interest rate of LIBOR plus 575 basis points. The maturity date for the term loan A facility remains September 2007. The maturity date for the term loan D facility is September 2009; the maturity dates for term loan facilities B and C were September 2009 and March 2010, respectively. The Company expects to fully benefit from the amendment to its credit facilities in the fourth quarter of 2004 and beyond.


INVESTMENT INCOME

Investment income increased to $1.2 million in the third quarter of 2004 compared with $0.8 million in 2003. For the first nine months of 2004, investment income declined to $2.0 million in the first nine months of 2004 from $2.4 million in 2003 due to lower cash balances combined with lower interest rates.


INCOME TAXES

Our effective tax rate for the third quarter of 2004 was 31%, compared with an effective rate of 33% in 2003. We benefited from a lower effective tax rate in the third quarter as a result of lower tax rates in certain jurisdictions.


LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2004, our net debt position (long-term debt less cash and cash equivalents) increased to a liability of $890.2 million from $796.1 million at December 31, 2003. During the first nine months of 2004, the Company paid $134.3 million for capital assets, mainly to increase DVD capacity in North America and Europe, and distribution automation in the United States. During the third quarter, Cinram borrowed $48 million from its revolving credit facility to finance working capital requirements; however, it repaid $30 million of the revolving credit facility subsequent to the quarter end.

As part of the credit facility refinancing we undertook in August, we also negotiated more favorable debt covenants to improve our financial flexibility.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2004 and 2003


We generated cash flow from operations of $6.7 million and $65.2 million in the three-month and nine-month periods ended September 30, 2004, as strong net earnings and significant amortization were offset by changes in non-cash working capital. Our working capital position was negative $76.5 million at the end of the third quarter compared with $34.9 million at December 31, 2003. Earnings before interest expense, investment income and income taxes (EBIT(2)) were $38.2 million for the third quarter compared with $20.5 million in 2003. EBIT(2) increased 121% in the first nine months of 2004 to $98.2 million from $44.4 million in 2003.

LONG-TERM OBLIGATIONS

During the nine months ended September 30, 2004, the Company made mandatory repayments of $21.9 million under its credit facilities, as well as prepayments of $70.3 million. In addition, as discussed above under interest expense, the Company amended its credit facilities in August which included the prepayment of $65.0 million of term loans C and D.

CAPITAL STOCK AND DIVIDENDS

At September 30, 2004, we had 56.8 million common shares issued and outstanding. The Company also had 1.8 million common share stock options outstanding at September 30, 2004, of which 1.2 million were exercisable. On November 3, 2004, Cinram's Board of Directors declared a CDN$0.03 per share cash dividend payable on December 31, 2004, to the shareholders of record at the close of business on December 15, 2004.

During the first nine months of 2004, Cinram's Board of Directors declared CDN$0.09 per share in cash dividends.


EARNINGS

Our net earnings for the third quarter were $17.8 million compared with $13.8 million last year. On a per share basis, we reported net earnings of $0.31 for 2004, compared to $0.25 in the comparable 2003 period.

In the first nine months of 2004, net earnings increased to $41.3 million or $0.73 per share from $29.5 million or $0.53 per share in 2003. On a year to date basis, we have recorded $94.0 million in amortization of intangibles and interest related to the Acquisition.


SUMMARY OF QUARTERLY RESULTS

                                                                                                   EARNINGS PER SHARE
                                                                                   ------------------------------------------------
                      REVENUE (000'S)               NET EARNINGS (000'S)                    BASIC                    DILUTED
               --------------------------------------------------------------------------------------------------------------------
QUARTER          2004       2003       2002         2004      2003     2002        2004     2003     2002      2004    2003    2002
-----------------------------------------------------------------------------------------------------------------------------------
FIRST          $462,237   $130,261   $113,509    $14,972     $7,297    $2,493      $0.27    $0.13   $0.05     $0.26   $0.13   $0.05

SECOND         $425,411   $137,812   $111,610     $8,477     $8,340    $4,928      $0.15    $0.15   $0.09     $0.15   $0.15   $0.09

THIRD          $494,772   $147,229   $142,877    $17,822    $13,833    $9,437      $0.31    $0.25   $0.17     $0.31   $0.24   $0.17

FOURTH               na   $411,591   $191,291         na    $23,550   $17,813         na    $0.42   $0.32        na   $0.42   $0.32
-----------------------------------------------------------------------------------------------------------------------------------
YEAR                 na   $826,893   $559,287         na    $53,020   $34,671         na    $0.95   $0.63        na   $0.94   $0.63
===================================================================================================================================


RISKS AND UNCERTAINTIES

The risks and uncertainties we face are substantially the same as those disclosed in our filings with Canadian securities commissions, which are available on www.sedar.com, and are herein incorporated by reference and remain substantially unchanged.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2004 and 2003


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGE IN REPORTING CURRENCY:

The Company has historically prepared its consolidated financial statements in Canadian dollars. Beginning with the first quarter of 2004, the Company changed its reporting currency to U.S. dollars to provide investors with more relevant information. The Company used the current rate method to translate the consolidated Canadian dollar results into U.S. dollars for both the current and prior periods. Under the current rate method, the consolidated assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Revenue and expenses as well as cash flow items are translated at weighted average rates for the period. Any resulting exchange gain or loss is charged or credited to the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

The functional currencies of the Company and each of its subsidiaries remained unchanged. The Company's operations in the United States, the United Kingdom, France, Germany, and Mexico are considered to be self-sustaining. Assets and liabilities are translated using period-end exchange rates and revenue and expenses are translated at average exchange rates. Exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in the "foreign currency translation adjustment" account included as a separate component of shareholders' equity.

STOCK-BASED COMPENSATION:

Effective January 1, 2004, the Company adopted the revised Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, "Stock Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. The cumulative effect of the change on prior periods related to stock options granted on or after January 1, 2002, amounted to $2.8 million and has been charged against opening retained earnings in 2004, with the offset credited to contributed surplus. Based on stock options outstanding at December 31, 2003, the Company has recorded a stock-based compensation expense of $0.223 million in the third quarter of 2004, and $1.0 million in the first nine months of 2004.

ASSET RETIREMENT OBLIGATIONS:

Effective January 1, 2004, the Company retroactively adopted CICA Handbook
Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that results from their acquisition, lease, construction, development or normal operation.

As at January 1, 2004, the Company has recorded a liability of $2.9 million for the estimated present value of the costs of retiring leasehold improvements at the maturity of the facility and recorded deferred asset retirement costs of $2.9 million. Accretion charges of $0.045 million have been recorded in the third quarter of 2004, and $0.132 million in the first nine months of 2004.

The adjustment to leasehold improvements in respect of asset retirement costs is amortized into income over the remaining life of the leases, on a straight-line basis. The Company recorded amortization expense of $0.115 million in the third quarter of 2004, and $0.428 million in the first nine months of 2004 in cost of sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2004 and 2003


KEY PERFORMANCE INDICATORS

Reconciliation of EBITA and EBIT to net earnings:


                                          THREE MONTHS ENDED SEPTEMBER 30       NINE MONTHS ENDED SEPTEMBER 30
---------------------------------------------------------------------------------------------------------------
(in thousands of U.S. dollars)             2004                    2003           2004                2003
---------------------------------------------------------------------------------------------------------------
EBITA(1)                                  $93,454                 $34,064       $258,893             $81,357
---------------------------------------------------------------------------------------------------------------
Amortization of capital assets            $37,432                 $13,559       $105,571             $36,922
Amortization of intangible assets and
  deferred financing fees                 $17,809                       -       $ 55,131                   -
---------------------------------------------------------------------------------------------------------------
EBIT(2)                                   $38,213                 $20,505       $ 98,191             $44,435
---------------------------------------------------------------------------------------------------------------
Interest expense                          $13,677                 $   638       $ 40,317             $ 2,053
Investment income                         $(1,163)                $  (842)      $ (2,049)            $(2,363)
Income taxes                              $ 7,877                 $ 6,875       $ 18,652             $15,274
---------------------------------------------------------------------------------------------------------------
NET EARNINGS                              $17,822                 $13,834       $ 41,271             $29,471
---------------------------------------------------------------------------------------------------------------

----------------------
(1) EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

(2) EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.